345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

August 18, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Liz Packebusch

Re:	Caravelle International Group
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted July 18, 2022
CIK No. 0001928948

Dear Ms. Packebusch:

On behalf of our client, Caravelle International Group (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-4 submitted on July 18, 2022 (the “Amendment No. 1”) contained in the Staff’s letter dated August 4, 2022 (the “Comment Letter”).

The Company has filed via EDGAR the Amendment No. 2 to the Draft Registration Statement (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form F-4, submitted July 8, 2022

Cover Page

1.	We note your responses to prior comments 11 and 39. Given the risks of doing business in China (including Hong Kong and Macau), at the forefront of your filing, such as in your letter to stockholders, provide prominent disclosure about the legal and operational risks associated with having the majority of PubCo’s (Caravelle International Group) operations in China. We note that you generate all of your revenues from customers based in China, Hong Kong, and Macau and that the majority of your officers and directors are located in China or Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations, or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether Pacifico or Caravelle’s auditors are subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect PubCo. Also disclose here that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before PubCo.’s securities may be prohibited from trading or delisted. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted in your letter to stockholders.

Response: Caravelle’s business operations are global and centered in Singapore, with only minor nexus to the PRC (People’s Republic of China, which includes Hong Kong and Macau). The majority of PubCo’s officers and directors (or candidates) are located outside of the PRC. Please refer to the response to Comment 26 below. Caravelle’s auditor, Friedman LLP, is based in the United States. Given that Caravelle is based in Singapore and its auditor is based in the United States, it does not believe that the disclosure relating to the Holding Foreign Companies Accountable Act or the disclosures relating to the PRC to be appropriate.

Ms. Packebusch Caravelle International Group Page 2

Prospectus Summary, page 14

2.	We note your response to prior comment 5. Please revise to additionally include a copy of the organizational chart at page 101 in your prospectus summary.

Response: The Company has revised the prospectus summary to include the organizational chart in accordance with the Staff’s comment.

3.	In your summary of risk factors, disclose the risks that having the majority of PubCo’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Caravelle’s business operations are global and centered in Singapore, with only minor nexus to the PRC. Please refer to the response to Comment 26 below. Therefore, Caravelle does not believe that such risk factors are appropriate.

4.	Disclose each permission or approval that PubCo. or its subsidiaries are required to obtain from Chinese authorities to operate your business. State whether PubCo. or its subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to PubCo. and your investors if PubCo. or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: Caravelle’s business operations are global and centered in Singapore, with only minor nexus to the PRC. Please refer to the response to Comment 26 below. Therefore, Caravelle does not believe that such risk factors are appropriate.

5.	In both this section and your letter to stockholders, provide a clear description of how cash is transferred through your organization.

Response: As is disclosed elsewhere in this prospectus, all of Caravelle’s subsidiaries, including its operating entities, are organized outside the PRC. The majority of them are organized in Singapore with the remainder organized in the Cayman Islands, the British Virgin Islands, and Samoa. Caravelle has not used, does not use, and does not expect to use variable interest entity (VIE) structures in its organization. More generally, Caravelle’s business operations are global and centered in Singapore, with only minor nexus to the PRC. Please refer to the response to Comment 26 below.

As such, cash is transferred through Caravelle’s organization according to the business organization laws of the jurisdictions Caravelle’s entities are organized in, mainly Singapore. Since Caravelle’s business has only minor contacts with China, it does not believe this disclosure is appropriate.

Ms. Packebusch Caravelle International Group Page 3

6.	Disclose that trading in PubCo.’s securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely Pacifico or Caravelle’s auditors, and that as a result an exchange may determine to delist PubCo.’s securities. Disclose whether Pacifico or Caravelle’s auditors are subject to the determinations announced by the PCAOB on December 16, 2021.

Response: Caravelle’s business operations are global and centered in Singapore, with only minor nexus to the PRC. Please refer to the response to Comment 26 below. Caravelle’s auditor, Friedman LLP, is based in the United States. Thus Caravelle does not believe this disclosure to be appropriate given its operations.

Pacifico is a Delaware company, with offices in the United States and its auditors are based in the United States, and likewise does not believe this disclosure to be appropriate.

Neither company’s auditors is subject to the determinations announced by the PCAOB on December 16, 2021.

Additional Agreement to be Executed after the Signing of the Merger Agreement, page 19

7.	We note your response to prior comment 6 and reissue it in part. Please revise to clarify, if true, that the PIPE Subscription Agreements will be entered into prior to the closing of the initial business combination.

Response: The Company and Caravelle have determined not to proceed with the PIPE financing and the disclosure has been updated to reflect that.

Risk Factors, page 30

8.	Please include a risk factor to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before PubCo.’s securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: Post business combination, PubCo’s business operations will be global and centered in Singapore, with only minor nexus to the PRC. Please refer to the response to Comment 26 below. Given that PubCo will be based in Singapore and its auditor will based in the United States, it does not believe that the disclosure relating to the Holding Foreign Companies Accountable Act or the disclosures relating to the PRC to be appropriate.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of PubCo.’s business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Caravelle’s business operations are global and centered in Singapore, with only minor nexus to the PRC. Please refer to the response to Comment 26 below. Therefore, Caravelle does not believe that such risk factors are appropriate.

10.	In light of recent events indicating greater oversight by the CAC over data security, particularly for companies listed on a foreign exchange, please revise your disclosure to explain how this oversight impacts PubCo.’s business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: Caravelle’s business operations are global and centered in Singapore, with only minor nexus to the PRC. Please refer to the response to Comment 26 below. Therefore, Caravelle does not believe that such risk factors are appropriate.

Ms. Packebusch Caravelle International Group Page 4

11.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response: Caravelle’s business operations are global and centered in Singapore, with only minor nexus to the PRC. Please refer to the response to Comment 26 below. Therefore, Caravelle does not believe that such risk factors are appropriate.

Caravelle charters vessels mostly from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer, page 35

12.	We note your response to prior comment 9. Revise to address the risk that the terms of the agreement between Caravelle and Topsheen Shipping Limited might not have been negotiated at arm’s length and file the agreement as a material contract pursuant to Item 601 of Regulation S-K.

Response: The Company has expanded the risk factor titled “Caravelle charters vessels mostly from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer” in accordance with the Staff’s comment. The Company has filed as the exhibit 10.8 the form of the agreements where Topsheen Shipping Limited provided ships to Caravelle through Caravelle’s wholly owned subsidiary Topsheen Shipping Singapore Pte. Ltd.

Global inflationary pressures could negatively impact Caravelles results of operations and cash flows., page 43

13.	We note your response to prior comment 38. Please update this risk factor in future amendments if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: The Company has expanded the risk factor titled “Global inflationary pressures could negatively impact Caravelle’s results of operations and cash flows” in accordance with the Staff’s comment.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, page 49

14.	We note your response to prior comment 11, indicating that you have expanded this risk factor to disclose that a majority of PubCo’s executive officers reside in China or Hong Kong. However, we could not locate such disclosure. Please revise or advise.

Response: With respect to the residence of PubCo’s executive officers and directors (or candidates), while a majority of them reside outside the United States, as already disclosed in the Amendment No. 1, a majority of them also reside outside the PRC. The Company has further revised the disclosures to include the specific countries that each such person resides in, such as Gabon, Singapore, France and Switzerland, which are the places outside both the United States and the PRC. Below is a list of their names and residence.

Name	Role	Residence
Guohua Zhang	Chief Executive Officer Candidate, Director	Gabon
Xiaohui Wang	Chief Financial Officer Candidate	China
Dong Zhang	Chief Shipping Officer Candidate and Director	Singapore
Sai Wang	Chief Strategic Officer Candidate	Gabon
Lisha Ao	Chief Operating Officer Candidate	China
Edward Cong Wang	Independent Director	United States
Xiangjin Cao	Independent Director Candidate	Switzerland
Alon Rozen	Independent Director Candidate	France

Background of the Business Combination, page 75

Ms. Packebusch Caravelle International Group Page 5

15.	We note your response to prior comment 14. We further note your disclosure at page 79 that, on January 20, 2022, Pacifico’s counsel emailed the first draft of the Merger Agreement to Caravelle’s counsel; and that, pursuant to the draft, the transaction consideration was $500,000,000, with an earnout of $300,000,000. Where the parties appeared to be contemplating, both before and after January 20, 2022, total transaction consideration of $850,000,000, please reconcile or advise.

Response: The Company has corrected that typo by changing the earnout amount from $300,000,000 to $350,000,000.

Certain Projected Financial Information, page 87

16.	We note your response to prior comment 23. Please additionally revise to clarify the assumptions inherent in the expectation that Caravelle will acquire 8 vessels by the end of 2023 and, thereafter, 2 to 3 vessels per year.

Response: The Company has revised the disclosures in the section titled “Summary of Caravelle Financial Analysis and Pacifico Internal Valuation Discussion” to provide more details on the assumptions behind this expectation, including the costs of acquiring such ships and projections on future revenues.

Required Vote, page 91

17.	We note that text appears to be missing in the sentence in this section that begins, “Adoption of the...” Please revise or advise.

Response: The Company has revised the disclosure by completing this sentence on page 92.

Material U.S. Federal Income Tax Consequences of the Business Combination, page 93

18.	We note your response to prior comment 25 noting that a tax opinion will be provided with respect to certain Material U.S. Federal Income Tax Consequences of the Business Combination. If the disclosure here is the opinion of tax counsel, please identify tax counsel here and file a related short-form opinion as an exhibit to the registration statement.

Response: The tax counsel for Caravelle Group Co., Ltd is Pryor Cashman LLP. We have filed a form of Pryor Cashman LLP’s opinion as the exhibit 8.1 to the Amendment No. 2. The disclosure under and associated with Material U.S. Federal Income Tax Consequences of the Business Combination has been expanded and updated.

Information About Caravelle, page 101

19.	We note your response to prior comment 4 and reissue in part. You disclose here that Caravelle is a “global carbon-neutral ocean technology company operating in the international shipping industry.” Please revise to clarify here that Caravelle’s overall business operations is not currently carbon-neutral and that Caravelle’s CO-Tech solutions business has no historical operations and has yet to generate revenues. As appropriate, please revise throughout your prospectus.

Response: The Company has revised throughout the prospectus in accordance with the Staff’s comment.

Information About Caravelle
Business Overview, page 101

20.	You state here and in numerous places in your filing that you expect to launch your CO- Tech business in the third quarter of 2022, which is the quarter ending July 31, 2022. As of the date of your amendment (July 18, 2022) you have not provided any substantive update to the launch or commencement of your CO-Tech business. Revise as necessary to present a substantive update to the launch of your CO-Tech business.

Response: The Company has revised disclosures throughout the prospectus that Caravelle now expects to launch the CO-Tech business in Q4 2022, including expanding on the reasons for such delay in the “Plan for Growth” section.

Ms. Packebusch Caravelle International Group Page 6

Shipping Industry + Wood Drying Industry + Carbon Neutral Industry = Ocean Carbon Neutral Industry, page 115

21.	You state it takes no additional cost to dry the wood on your CO-Tech vessels. Clarify how this is the case given the cost and related depreciation expense of the desiccation equipment installed on the vessels as well as additional costs related to these operations, such as labor, fuel, etc.

Response: Caravelle has revised the disclosures in the section “Business Strategies” to clarify that the additional cost is relative to traditional ocean shipping, and to provide more details on the business strategy and model for the CO-Tech business in general.

22.	Please revise to balance the presentation of your business operations to highlight that your CO-Tech solutions model has no historical operations and has yet to generate revenues.

Response: The Company has revised throughout the prospectus in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Caravelle

Liquidity and Capital Resources, page 121

23.	We reviewed the revised disclosures in response to comment 30. It does not appear you have disclosed all the material cash requirements of your anticipated CO-Tech business. For example, we note on page 156 that you entered into a strategic sales contract with New Galion Group (HK) CO LTD to purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) for approximately HK Dollar 127.0 million and that the first set was to be delivered before July 1, 2022. Tell us why this was not discussed as a material cash requirement or revise your disclosure as necessary. In doing so, disclose whether the first set of the Systems was received and when the four installment payments are expected to be paid. Additionally, we note that you plan to rent vessels for your CO-Tech business from Topsheen Shipping Limited. Disclose the number of vessels you expect to rent, the anticipated cash requirement for these rentals and the timeframe of the rentals. To the extent you know how these rentals will be accounted for under ASC 842, disclose that as well.

Response: The Company has revised disclosures throughout this prospectus that Caravelle now expects to launch the CO-Tech business in Q4 2022, including expanding on the reasons for such delay in the “Plan of Growth” section. The Company also expanded disclosures on the cash requirements of the CO-Tech business, including the costs of acquiring such ships and systems relative to projections on future revenues, as well as typical terms of the installment payments for such costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pacifico, page 134

24.	Update your discussion to present information as of March 31, 2022, the date of your most recent financial statements.

Response: The disclosures on pages 144 to 146 have been revised to present information as of June 30, 2022, the date of Pacifico’s most recent financial statements.

Enforceability of Civil Liabilities Under U.S. Securities Law, page 172

25.	We note that a majority of your officers and directors are located in China or Hong Kong. Please revise this section to also address the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

Response: With respect to the residence of its management and directors, while a majority of Caravelle’s executive officers reside outside the United States, as is already disclosed in this prospectus, a majority of them also reside outside the PRC. The Company has further revised the disclosures to include the specific countries that each such person resides in, such as Gabon, Singapore, France and Switzerland, which are places outside both the United States and the PRC.

Ms. Packebusch Caravelle International Group Page 7

General

26.	We note that Caravelle derives all of its revenues from China and Hong Kong and that a majority of its officers and directors also reside in China or Hong Kong. We further note that Pacifico disclosed in its initial public offering that it “shall not undertake our initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau).” Please tell us how Caravelle’s business operations is consistent with the aforementioned disclosures in Pacifico’s initial public offering.

Response: The disclosure on page 87 has been revised to clarify that this revenue limitation to the PRC refers to only Caravelle’s nascent CO-Tech business line, not Caravelle as a whole. The Company has further expanded the disclosure in the “Customers” section on page 118 to disclose that in both fiscal years 2020 and 2021 Caravelle has derived most of its revenue from customers outside of the PRC.

With respect to the residence of its management and directors, while a majority of Caravelle’s executive officers reside outside the United States, as is already disclosed in this prospectus, a majority of them also reside outside the PRC. The Company has further revised the disclosures to include the specific countries that each such person resides in, such as Gabon, Singapore, France and Switzerland, which are places outside both the United States and the PRC.

As is disclosed elsewhere in the prospectus, Caravelle is headquartered in Singapore, and receives subsidies from the Singaporean government. Caravelle’s subsidiaries, including operating entities, are not registered within PRC jurisdictions and mostly registered in Singapore. Virtually of the Caravelle’s assets, including all of its ships, are located and registered in countries and jurisdictions outside the PRC.

Moreover, since Caravelle’s business is in ocean shipping and ocean technologies, it is by nature a global business spanning across jurisdictions and continents. Caravelle generates and expects to generate revenues, both in the traditional shipping business and the CO-Tech business, by its ships sailing across international waters, which are outside the PRC’s borders and jurisdiction.

In summary, Caravelle’s business operations are global and centered in Singapore, with only minor nexus to the PRC. It does not expect this to change in the future.

27.	With a view toward disclosure, please tell us whether Pacifico’s sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: Pacifico’s sponsor is a U.S. entity and is 100% owned and controlled by a U.S. person. Therefore, the Company does not believe there would be any restriction on conducting a business combination with a U.S. entity due to CFIUS or any other similar regulation.

28.	We note that Chardan was an underwriter for the initial public offering of Pacifico and it is advising on the business combination transaction with Caravelle. We further note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from Chardan or any other financial advisor about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Chardan for Pacifico’s initial public offering.

Response: The Company has not received any notification from Chardan or any other advisor that about such advisor ceasing its involvement in the transaction.

Ms. Packebusch Caravelle International Group Page 8

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Guohua Zhang